

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Matthew J. Pfeffer
Corporate Vice President and
Chief Financial Officer
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355

Re: MannKind Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 16, 2011
File No. 000-50865

Dear Mr. Pfeffer:

We have reviewed your August 31, 2011 response to our August 18, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
8. Senior convertible notes, page 79

1. Please refer to your response to comment two. Clarify for us whether the make-whole provisions in the notes can be net-settled into a fixed number of shares and the maximum number of shares that could be provided to the investor is less than the number of shares available. Refer to ASC 815-40-25-30. If that is not the case, please tell us why the conversion options are not required to be accounted for as a derivative.

14. Commitments and contingencies, page 86

2. Please refer to the last sentence in your proposed disclosure in response to comment three regarding the second and third legal proceedings where you state “As a result…” The fact that the damages are unspecified does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. You may

consider past experience, legal advice, etc., that may still provide sufficient insight
into developing the reasonably possible loss or range of loss.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast,
Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments.
In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant